Exhibit 99.1

Consolidated Financial Statements

Student Transportation Inc.

For the years ended June 30, 2017 and 2016

Student Transportation Inc.

Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Student Transportation Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under applicable United States and Canadian securities laws, (including Rules 13a-15(b) and 15d-15(b) under the United States Securities Exchange Act of 1934, as amended).

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide us only with reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management has assessed the effectiveness of internal control over financial reporting as of June 30, 2017, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013 Framework). Based on our assessment under the framework in Internal Control - Integrated Framework (2013 Framework), the Company’s management has concluded that our internal control over financial reporting was not effective as of June 30, 2017.

Based on our evaluation of internal control over financial reporting as described above, management concluded that it did not design and maintain effective internal controls with respect to certain complex and non-routine transactions. Specifically, the Accounting Standards Codification 840 – Leases (“ASC 840”) lease classification review was not designed and operating effectively to ensure that lease classification was appropriately classified as operating or capital. While the control deficiency identified did not result in any material misstatements, a reasonable possibility exists that a material misstatement to the annual or interim consolidated financial statements and disclosures will not be prevented or detected on a timely basis.

Our Independent Registered Public Accounting Firm, Ernst & Young LLP, have issued an attestation report on our internal control over financial reporting. This report appears in our consolidated financial statements as of and for the year ended June 30, 2017.

Denis J. Gallagher	Patrick J. Walker
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario

September 20, 2017

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited Student Transportation Inc.’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Student Transportation Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to certain complex and non-routine transactions. Specifically, the lease classification technical review was not designed and operating effectively to ensure that leases were appropriately classified as operating or capital leases. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Student Transportation Inc. as of June 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2017 financial statements, and this report does not affect our report dated September 20, 2017, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Student Transportation Inc. has not maintained effective internal control over financial reporting as of June 30, 2017, based on the COSO criteria.

/s/ Ernst & Young LLP

Iselin, New Jersey USA

September 20, 2017

3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Student Transportation Inc. as of June 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, Student Transportation Inc. changed its presentation of debt issuance costs as a result of the adoption of the amendments to the Financial Accounting Standards Board Accounting Standards Codification resulting from Accounting Standards Update No. 2015-3, Simplifying the Presentation of Debt Issuance Costs, effective July 1, 2016. Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. at June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Student Transportation Inc.’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 20, 2017 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

Iselin, New Jersey USA

September 20, 2017

4

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	June 30, 2017	June 30, 2016
Assets
Current assets:
Cash and cash equivalents	$10,964	$7,759
Accounts receivable, net of allowance for doubtful accounts of
$264 and $109 at June 30, 2017 and 2016, respectively	68,747	63,018
Inventory	4,560	4,415
Prepaid expenses	16,980	14,330
Other current assets	3,885	3,216
Total current assets	105,136	92,738

Other assets	20,502	18,065
Property and equipment, net	231,198	228,572
Oil and gas interests, net	-	5,398
Other intangible assets, net	55,518	58,734
Goodwill	141,454	141,669
Total assets	$553,808	$545,176

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,101	$8,946
Accrued expenses and other current liabilities	70,467	55,264
Total current liabilities	71,568	64,210

Long-term debt , net	291,347	269,672
Deferred income tax liability	43,865	42,083
Class B Series Three common share liability	-	2,768
Other liabilities	20,581	20,548
Total liabilities	427,361	399,281

Shareholders' equity
Preferred shares, no par value, unlimited shares authorized, none outstanding	-	-
Common shares, no par value, unlimited shares authorized, 94,631,743 and 91,903,515 issued and outstanding at June 30, 2017 and 2016, respectively	-	-
Paid in Share Capital	512,173	496,990
Accumulated deficit	(385,915)	(351,108)
Accumulated other comprehensive income	189	13
Total shareholders’ equity	126,447	145,895
Total liabilities and shareholders’ equity	$553,808	$545,176

Irving R Gerstein	George Rossi

See accompanying notes.

5

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months	Twelve months
	ended	ended
	June 30, 2017	June 30, 2016

Revenues	$637,317	$600,194

Costs and expenses:
Cost of operations	485,091	457,743
General and administrative	68,037	61,897
Non-cash stock compensation	5,802	3,967
Acquisition expense	-	192
Depreciation and depletion expense	47,256	48,008
Amortization expense	3,142	3,153
Impairment of oil and gas assets	224	1,638
Total operating expenses	609,552	576,598

Income from operations	27,765	23,596

Interest expense	17,745	14,513
Foreign currency loss	30	1,147
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(190)	177
Other income, net	(946)	(1,127)
Income before income taxes and equity in net loss of unconsolidated investment	11,126	8,886
Equity in net loss of unconsolidated investment	-	(11)
Income tax expense	4,666	2,838

Net income	$6,460	$6,037
Weighted average number of shares outstanding-basic	92,936,942	95,495,357
Weighted average number of shares outstanding-diluted	110,553,664	110,098,439
Basic and diluted net income per common share	$0.07	$0.06
Dividends declared per common share	$0.44	$0.44

See accompanying notes.

6

Student Transportation Inc.

Consolidated Statements of Comprehensive Income

(000’s of U.S. Dollars)

	Twelve months	Twelve months
	ended	ended
	June 30, 2017	June 30, 2016
Net income :	$6,460	$6,037
Other comprehensive income:
Unrealized gain on currency translation adjustments	176	2,133
Other comprehensive income :	176	2,133

Comprehensive income	$6,636	$8,170

See accompanying notes.

7

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive (Loss) income	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net income	-	-	-	6,037	6,037
Dividends	-	-	-	(41,512)	(41,512)
Common stock issuance	1,337,225	5,227	-	-	5,227
Repurchase of common stock	(5,575,226)	(25,797)	-	-	(25,797)
Other comprehensive income	-	-	2,133	-	2,133
Balance at June 30, 2016	91,903,515	$496,990	$13	$(351,108)	$145,895
Net income	-	-	-	6,460	6,460
Dividends	-	-	-	(41,267)	(41,267)
Common stock issuance	439,388	2,412	-	-	2,412
Class B Share Exchange	2,282,104	12,707	-	-	12,707
Conversion of debt to common stock	6,736	64	-	-	64
Other comprehensive income	-	-	176	-	176
Balance at June 30, 2017	94,631,743	$512,173	$189	$(385,915)	$126,447

See accompanying notes.

8

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Twelve months ended	Twelve months ended
	June 30, 2017	June 30, 2016
Operating activities
Net income	$6,460	$6,037
Adjustments to reconcile net income to net cash provided by
operating activities:
Deferred income taxes	2,180	2,279
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	(190)	177
Unrealized foreign currency gain	2	(431)
Amortization of deferred financing costs	2,631	1,448
Non-cash stock compensation	5,802	3,967
Equity in net loss from unconsolidated investment	-	11
Loss on sale of oil and gas assets	1,359	-
Gain on disposal of fixed assets	(1,738)	(1,925)
Depreciation and depletion expense	47,256	48,008
Amortization expense	3,142	3,153
Impairment of oil and gas assets	224	1,638
Changes in current assets and liabilities:
Accounts receivable	(5,754)	(7,805)
Prepaid expenses, inventory and other current assets	(3,485)	(4,954)
Accounts payable	(7,843)	6,743
Accrued expenses and other current liabilities	8,636	9,862
Changes in other assets and liabilities	(2,821)	(37)
Net cash provided by operating activities	55,861	68,171

Investing activities
Business acquisitions, net of cash acquired	-	(6,182)
Purchases of property and equipment	(34,523)	(67,017)
Proceeds from sale of oil and gas assets	2,730	-
Proceeds on sale of equipment	2,698	2,247
Net cash used in investing activities	(29,095)	(70,952)

Financing activities
Issuance of Cdn$ 5.25% Convertible Debentures	65,764	-
Redemption of Senior Secured Notes	(35,000)	-
Redemption of US$ 6.25% Convertible Debentures	(59,936)	-
Redemption of Class B Series Three common shares	(2,457)	(651)
STI/ Class B Series Three common shares exchange issuance fees	(119)	-
Repurchase of common stock	-	(25,797)
Financing fees	(4,724)	(134)
Common stock dividends	(38,458)	(37,873)
Borrowings on credit facility	271,499	220,520
Payments on credit facility	(219,336)	(150,529)
Net cash (used in) provided by financing activities	(22,767)	5,536

Effect of exchange rate changes on cash	(794)	(329)
Net increase in cash and cash equivalents	3,205	2,426
Cash and cash equivalents at beginning of period	7,759	5,333
Cash and cash equivalents at end of period	$10,964	$7,759

Supplemental information:
Cash paid for interest	$16,611	$13,538
Cash paid for income taxes	$2,662	$1,038

See accompanying notes.

9

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. Following the redemption of the Subordinated Notes, STA ULC has been inactive. STI owns 100% of the common shares of both Student Transportation of America Holdings, Inc. (“STA Holdings”) and Parkview Transit. No other classes or series of shares of STA Holdings are currently outstanding.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

Historically the Company had two reportable segments, a transportation segment and an oil and gas segment. The oil and gas segment represented the Company’s investments as a non-operator in oil and gas interests. The Company completed the sale of its oil and gas interests in June 2017.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“US GAAP”). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, the parent, and the Company’s Canadian operations, is the Canadian dollar. The functional currency of STA Holdings and the Company’s operations in the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.

10

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

As a result, the assets and liabilities of STI and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains and losses on translation are deferred as a separate component of shareholders’ equity. The Company’s Cdn$ 5.25% convertible subordinated unsecured debentures (the “Cdn$ 5.25% Convertible Debentures”) and the Cdn$ 6.25% convertible subordinated unsecured debentures (the “Cdn$ 6.25% Convertible Debentures”), of STI are, as described in Note 8, denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 5.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) of STI, as described in Note 8, were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations.

Foreign currency transaction gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Income as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2017 and June 30, 2016 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Annually, management assesses the useful lives of these assets and any changes in estimated useful lives are accounted for prospectively.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $46.6 million and $47.0 million for the years ended June 30, 2017 and 2016, respectively.

12

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. In January 2017, FASB issued ASU 2017-04 which eliminated the requirement, under the quantitative assessment, to calculate the implied fair value of goodwill to measure a goodwill impairment charge (Step 2). The quantitative assessment requires the Company to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

The Company also has the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and the Company’s own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarters of 2017 and 2016, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, the Company performs the assessment to determine if the carrying value exceeds the fair value at which time an impairment loss would be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. The Company also has the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. The Company performed the quantitative assessment of trade names in the fourth quarters of 2017 and 2016 and there was no impairment.

Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not-to-compete are amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $3.1 million and $3.2 million for the years ended June 30, 2017 and 2016, respectively.

13

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Convertible Debentures

The principal amount of the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, Debt with Conversion and Other Options, if the conversion feature of the debenture is non-beneficial (i.e. “out of the money”) upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

In accordance with ASC 815, Derivatives and Hedging, as the conversion feature on STI’s US$ 6.25% Convertible Debentures provided that the US dollar denominated notes could have been converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represented an embedded derivative that was required to be bifurcated and accounted for separately. The embedded conversion feature was recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In September 2016, the Company redeemed the US$ 6.25% Convertible Debentures and wrote off the remaining conversion feature resulting in a non-cash gain of $0.2 million. The Company recorded a non-cash loss of $0.2 million in connection with the change in fair value of the embedded conversion feature for the year ended June 30, 2016.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its Credit Agreement, Senior Secured Notes and costs related to the issuances of the Convertible Debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying value of the deferred financing costs was $6.1 million and $4.3 million as of June 30, 2017 and 2016 respectively. Amortization expense totaled $2.6 million and $1.4 million for the years ended June 30, 2017 and 2016, respectively. Deferred financing costs associated with the Company’s Credit Agreement are included in other assets while the deferred financing costs associated with the Convertible Debentures are included in long term debt as a contra liability in the consolidated balance sheet.

14

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable.

Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. There were no indicators of impairment during the years ended June 30, 2017 and 2016.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, Business Combinations. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

15

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal, state and provincial tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (see Note 7).

Revenue Recognition

Revenue from the Company’s school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests was derived from the Company’s partial ownership in various oil and gas wells. As a non-operator, the Company recorded revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue was received from the well operators and was recognized when the commodities were delivered to customers, the price was fixed or determinable and collectability was assured.

16

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Insurance Reserves

The Company had approximately $32.5 million and $30.1 million in recorded insurance reserves at June 30, 2017 and 2016, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience. Insurance reserves are included in accrued expenses and other current liabilities and other liabilities on the consolidated balance sheet.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock-based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Three common shares issued by STA Holdings were fully vested on the grant date, and, as such, the Company recognized compensation expense when the shares were issued. In February 2017 the Company redeemed all of the remaining Class B Series Three common shares by exchanging them for STI common shares, based on the fair market value of each class of shares (See Note 9). The Company recognized $5.8 million and $4.0 million in non-cash stock-based compensation expense based on the estimated fair value on the date of grant of the Class B Series Three common shares issued, for the years ended June 30, 2017 and 2016, respectively.

On November 8, 2016, the Company’s shareholders approved a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan will replace the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year.

17

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, Fair Value Measurements and Disclosure, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company had two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represented the Company’s investments as a non-operator in oil and gas interests. The Company completed the sale of its oil and gas interests in June 2017.

Oil and Gas Interests

The Company held non-operating interests in oil and gas properties, which were jointly owned with others. The financial statements reflected the Company’s proportionate interest in the oil and gas activities as a non-operator. The Company completed the sale of its oil and gas interests in June 2017.

The Company used the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties were capitalized. Capitalized costs included the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, were accumulated in a single cost center and were depleted and amortized using the units-of production method. Natural gas reserves and production were converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company had an asset retirement obligation (“ARO”) which represented the liability associated with the retirement of long-lived assets that arose from the acquisition, construction, development or normal operation of such assets. In connection with the sale of the oil and gas interests, the Company wrote off its ARO, as it no longer has any liability associated with the oil and gas assets. At June 30, 2016, the present value of the Company’s asset retirement obligation was $0.5 million.

18

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) required the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, Extractive Industries – Oil and Gas, the pricing assumption used in the ceiling test calculation was defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicles’ usage.

Recently Adopted Accounting Standards

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual and interim reporting periods ending after December 15, 2016 with early adoption permitted. The Company has adopted ASU 2014-15 effective December 31, 2016. The adoption of this guidance did not have any impact on the Company's financial statements.

19

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The Company adopted this standard effective July 1, 2016. The Company adopted this guidance retrospectively, which resulted in a reduction of the June 30, 2016 non current asset balance by $3.2 million along with a corresponding reduction in the long term debt balance (see Note 4).

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustments resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined. The Company adopted this standard for the first quarter of fiscal 2017 and the adoption had no impact on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04 Intangibles-Goodwill and Other (Topic 350) simplifying the Test for Goodwill Impairment. This guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (Step 2). As a result, entities will record an impairment charge based on the excess of a reporting units carrying amount over its fair value (Step 1). An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This guidance should be applied on a prospective basis. The guidance is effective for goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company adopted this new guidance for its goodwill impairment test for the year ended June 30, 2017.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements. The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in compliance with the new guidance. The standard allows for either “full retrospective” or “modified retrospective” adoption. In July 2015, the FASB delayed the effective date of this standard. The Company is now required to adopt this standard effective July 1, 2018. Early adoption is permitted beginning with the original effective date of July 1, 2017. The Company is currently evaluating both the methods of adoption as well as the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company’s implementation approach includes performing a detailed review of key contracts and assessing the conformance of historical accounting policies and practices with the standard. The Company is also evaluating how the standard may impact business processes, systems and controls.

20

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately, in other comprehensive income, the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company is required to adopt this standard for the first quarter of fiscal 2018. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, provides guidance on eight specific cash flow issues with regard to how cash receipts and cash payments are presented and classified in the statement of cash flows in order to clarify existing guidance and reduce diversity in practice. The guidance is required to be adopted in the first quarter of 2018 on a retrospective basis, unless it is impracticable to apply, in which case it should be applied prospectively as of the earliest date practicable. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated statement of cash flows.

In January 2017, FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business. The guidance clarifies the definition of a business to assist entities with evaluating whether a set of transferred assets and liabilities is a business. When substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets is not a business. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements.

21

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In May 2017, FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” This standard clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications under Topic 718. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current year presentation and such amounts were not material to prior periods.

3. Business Combinations

2016 Acquisitions

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a transportation consulting and management services firm and acquired a second transportation consulting services firm.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates. Total consideration paid in January and February 2016 approximated $7.2 million consisting of $6.2 million in cash and $1.0 million in common stock. The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm.  The purchase price allocation consists of net working capital of $0.6 million, equipment of $0.2 million and goodwill of $8.1 million. Approximately $0.1 million of acquisition related costs have been recognized as an expense in the statement of operations during fiscal year 2016. The goodwill attributable to these acquisitions includes the opportunity to expand within the market place and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The proforma impact of these acquisitions was immaterial to the Company’s consolidated financial statements.

22

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Property and Equipment

Property and equipment consist of the following:

		Accumulated	Net Book	Useful Life
June 30, 2017	Cost	Depreciation	Value	in years

Land	$5,537	$-	$5,537
Buildings	6,332	(1,902)	4,430	40
Transportation equipment	450,436	(242,109)	208,327	7 to 11
Leasehold improvements	10,138	(5,846)	4,292	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	35,368	(26,756)	8,612	3 to 5
	$507,811	$(276,613)	$231,198

		Accumulated	Net Book	Useful Life
June 30, 2016	Cost	Depreciation	Value	in years

Land	$5,471	$-	$5,471
Buildings	5,978	(1,469)	4,509	40
Transportation equipment	435,339	(231,392)	203,947	7 to 11
Leasehold improvements	8,886	(4,809)	4,077	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	33,535	(22,967)	10,568	3 to 5
	$489,209	$(260,637)	$228,572

5. Oil and Gas Interests

Oil and gas interests consisted of the following:

	2017	2016

Oil and gas interests	$16,632	$18,388
Less:accumulated depletion	(12,015)	(11,352)
impairment charge	(224)	(1,638)
disposal of assets	(4,393)	-
	$-	$5,398

The Company held non-operating interests in oil and gas properties, which were jointly owned with others. Over the past several years the Company had been slowly winding down its investment as the price of fuel had continued to decline. These interests were sold in June 2017, resulting in a loss of $1.4 million, which is recorded as a component of other income in the consolidated statement of operations.

23

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Oil and Gas Interests (continued)

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the “ceiling test”). The Company performed a ceiling test calculation at various periods during years ended June 30, 2017 and 2016. The ceiling test required the Company to use tax effected discounted cash flows using a present value technique. Based on the calculations performed during the years ended June 30, 2017 and 2016, the Company recorded impairment charges of $0.2 million and $1.6 million, respectively.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2017
	Gross
	Carrying	Accumulated	Net Book	Weighted Average
	Amount	Amortization	Value	Remaining Life Years

Contract rights	$65,051	$(31,574)	$33,477	11
Covenants not to compete	14,756	(14,756)	-	-
Tradenames	22,041	-	22,041	None (Indefinite Life)
Total	$101,848	$(46,330)	$55,518

	2016
	Gross
	Carrying	Accumulated	Net Book	Weighted Average
	Amount	Amortization	Value	Remaining Life Years

Contract rights	$65,113	$(28,449)	$36,664	12
Covenants not to compete	14,760	(14,750)	10	1
Tradenames	22,060	-	22,060	None (Indefinite Life)
Total	$101,933	$(43,199)	$58,734

Estimated annual amortization expense for intangible assets is as follows:

Year ending June 30,
2018	3,153
2019	3,152
2020	3,152
2021	3,152
2022	3,152
$15,761

24

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Goodwill and Other Intangible Assets (continued)

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2017 and 2016:

Balance as of June 30, 2015	$134,939
Goodwill related to acquisitions	7,902
Foreign currency effects on Goodwill	(1,172)
Balance as of June 30, 2016	$141,669
Goodwill additions related to prior acquisitions	(58)
Foreign currency effects on Goodwill	(157)
Balance as of June 30, 2017	$141,454

7. Income Taxes

The components of the expense for income taxes are as follows:

	2017	2016
Federal: Canada
Current	$951	$203
Deferred	(1,185)	(57)
	(234)	146
Provincial: Canada
Current	478	156
Deferred	(908)	(44)
	(430)	112
Foreign:
Current	1,057	200
Deferred	4,273	2,380
	5,330	2,580
Total provision	$4,666	$2,838

The components of income before income tax expense for income taxes are as follows:

	2017	2016
Domestic	$11	$3,111
Foreign	11,115	5,764
Total	$11,126	$8,875

The difference between the effective rate reflected in the income tax expense for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal years ended June 30, 2017 and June 30, 2016 is analyzed below:

25

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

	2017	2016
Provision for income taxes at statutory rate	$1,669	$1,331
Provincial taxes	1,280	1,020
Foreign rate differential	1,690	574
Canadian rate difference	-	(324)
Release of Valuation Allowance	(337)	-
Impact of Sale of Oil & Gas Assets	(538)	-
Permanent items	366	572
Prior Year adjustments	583	(453)
Uncertain tax position	(85)	143
Other	38	(25)
	$4,666	$2,838

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and (liabilities) are as follows:

	2017	2016
Deferred tax liabilities
Intangibles	$(23,490)	$(24,340)
Property and equipment	(54,031)	(56,517)
Total deferred tax liabilities	(77,521)	(80,857)

Deferred tax assets:
Net operating loss carry forward	14,432	22,053
Other	19,224	17,058
Total deferred tax assets	33,656	39,111
Valuation allowance	-	(337)
Net deferred tax assets	33,656	38,774
Net deferred tax liabilities	$(43,865)	$(42,083)

It is the Company’s intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company. It is not practical to compute the deferred tax liability and as such is not recorded.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2017	2016
Balance at July 1,	$528	$455
Additions for tax position related to prior year	-	253
Lapse of Statute of Limitation	(85)	(180)
Balance at June 30,	$443	$528

26

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $0.4 million. Not reflected in the amounts above are approximately seventy thousand dollars of interest and penalties for the fiscal years ended June 30, 2017 and 2016, respectively, which are included as a component of the income tax expense on the consolidated statement of operations.

The Company’s income taxes are subject to review by taxing authorities in both the United States and Canada. The Company’s U. S taxes have been examined through the tax year ended June 30, 2014 and the Company’s Canadian taxes have been examined through the tax year ended June 30, 2012.

At June 30, 2017, the Company has available U.S. net operating loss carry forwards of approximately $36.6 million expiring in the years 2026 through 2034, state net operating loss carryforwards of approximately $3.5 million expiring in the years 2023 through and 2037 and no Canadian non-capital loss carry forwards.

8. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	June 30, 2017		June 30, 2016
	Current	Long Term	Current	Long Term
Fourth Amended and Restated Credit Agreement
Revolving credit facility	$-	$172,088	$-	$120,129
Convertible Debentures	-	123,295	-	117,696
Senior Secured Notes	-	-	-	35,000
Less: unamortized debt issuance costs on the Convertible Debentures and Senior Secured Notes	-	(4,036)	-	(3,153)
	$-	$291,347	$-	$269,672

Maturities of long-term debt are as follows:

	Fourth Amended	Convertible
	Credit Facility	Debentures	Total
Year ending June 30,
2018	$-	$-	$-
2019	-	57,795	57,795
2020	-	-	-
2021	-	-	-
2022	172,088	65,500	237,588
Thereafter	-	-	-
	$172,088	$123,295	$295,383

27

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

Fourth Amended and Restated Credit Agreement and Senior Secured Notes

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”). The new amended credit facility increased the commitments to $340.0 million, from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US $100 million “accordion feature”, which provides access to a larger facility should it be needed in the future. The amendment qualifies as a modification of debt and as such, transaction costs related to the modification have been recorded in other assets in the consolidated balance sheet and are being amortized over the term of the Credit Agreement. The Company used drawings under the Credit Agreement in part to repurchase the US $35.0 million Senior Secured Notes which were due November 10, 2016. The current commitments at June 30, 2017 include a US $290.0 million loan facility and a Canadian $50.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.

The Company may request an increase to the $340.0 million in commitments for up to an additional $100.0 million in additional commitments (the “Accordion Feature”), so long as no default or event of default has occurred and is continuing. Each lender under the Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. At June 30, 2017 the Company had approximately $165.6 million in borrowing availability under the Credit Agreement, subject to continued covenant requirements (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement).

On September 1, 2016, in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate.

Borrowings under the Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries.

28

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (4.25% at June 30, 2017), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (1.422940% at June 30, 2017), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date. The effective interest rate on the Credit Agreement was 3.82% for the year ended June 30, 2017.

The Company was in compliance with all debt covenants related to the Fourth Amended and Restated Credit Agreement at June 30, 2017.

Convertible Debentures

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million). The issue costs of approximately $3.2 million (Cdn $4.2 million) have been recorded as a component of debt on the balance sheet and are being amortized over the term of the debentures using the effective interest method.

Interest on the Cdn$ 5.25% Convertible Debentures due September 30, 2021 is payable semi-annually, in arrears, on March 31 and September 30 of each year.

Each Cdn$ 5.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.35 per common share (the “Cdn$ 5.25% Convertible Debenture Conversion Price”) which is equivalent to 106.9519 common shares for each Cdn $1,000 principal amount of the Cdn$ 5.25% Convertible Debentures.

The Cdn$ 5.25% Convertible Debenture is not redeemable prior to September 30, 2019. The Company has the right, at its option, to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on or after September 30, 2019 but prior to September 30, 2020, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 5.25% Convertible Debenture Conversion Price. After September 30, 2019 and prior to maturity the Company has the right, at its option to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

29

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US$ convertible unsecured subordinated debentures (the “US$ 6.25% Convertible Debentures”). Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$ 6.25% Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the US$ 6.25% Convertible Debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the year ended June 30, 2017.

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million). The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded as a component of debt on the consolidated balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 were not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

30

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

On June 7, 2011, the Company issued the US$ 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The issue costs of approximately $3.0 million were recorded as a component of debt on the consolidated balance sheet and were being amortized over the term of the US$ 6.25% Convertible Debentures due June 30, 2018, using the effective interest method. The conversion feature of this debenture provides that these US dollar denominated notes could be converted into Canadian dollar denominated common shares of the Company. As such, the conversion feature represented an embedded derivative that was required to be bifurcated and accounted for separately.

The conversion feature of this debenture provided that the US dollar denominated notes could be converted into Canadian dollar denominated common shares of the Company. The conversion feature represented an embedded derivative that was required to be bifurcated and accounted for separately. The embedded derivative liability, which was included as a component of other liabilities in the consolidated balance sheet, was reduced to nil in connection with the early redemption.

In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were also included in the consolidated statement of operations.

Interest on the US$ 6.25% Convertible Debentures was payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each US$ 6.25% Convertible Debenture was convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each $1,000 principal amount of the US$ 6.25% Convertible Debenture.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company had the right, at its option to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

31

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

The Cdn$ 6.25% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The Convertible Debentures are subordinate to the Fourth Amended and Restated Credit Agreement.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures and of the Cdn$ 5.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

9. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2017 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 439,388 and 1,028,064 common shares during the fiscal years ended June 30, 2017 and 2016, respectively. The shares issued pursuant to the plan represent non-cash dividends with values of $2.4 million and $4.2 million, for the fiscal years ended June 30, 2017 and 2016, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

32

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Common Shares (continued)

The Company renewed its normal course issuer bid (“NCIB”) on May 19, 2017. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 9,225,542 Common Shares in the twelve month period commencing May 24, 2017 and ending on May 23, 2018, subject to the Company’s senior debt agreement requirements. The Company did not repurchase any shares during the fiscal year ended June 30, 2017. During the 2016 fiscal year, the Company purchased and cancelled 575,226 common shares having a value of $2.3 million, pursuant to the NCIB that was in effect at the time.

On February 23, 2017, the Company issued 2,282,104 shares of stock having an approximate value of $12.8 million in connection with the Share Exchange and redemption of the Class B Series Three common shares, which have been recorded as a non-cash financing activity (see Note 11).

During September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining principal of these debentures were redeemed on September 19, 2016 (see Note 8).

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest shareholder, for approximately $23.5 million. SNCF-P had originally invested in the Company in 2008, and had sold four million shares in August 2015. In April 2016, SNCF-P sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms, which were recorded as a non-cash investing activity (see Note 3).

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Common shares issued and outstanding are 94,631,743 and 91,903,515 million at June 30, 2017 and 2016, respectively.

33

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Common Shares (continued)

The changes in accumulated other comprehensive income for foreign currency translation is as follows:

	2017	2016

Balance at June 30,	$13	$(2,120)
Foreign currency translation	176	2,133
Current period comprehensive income	176	2,133
Balance at June 30,	$189	$13

There were no reclassifications out of accumulated other comprehensive income.

10. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve months ended	Twelve months ended
	June 30, 2017	June 30, 2016
Weighted-average shares outstanding-basic	92,936,942	95,495,357
Potential dilutive effect of shares to be issued
to settle the debentures	17,616,722	14,603,082
Weighted-average shares outstanding-diluted	110,553,664	110,098,439

The computations for basic and diluted income per common share are as follows:

	Twelve months ended	Twelve months ended
	June 30, 2017	June 30, 2016
Net income –basic	$6,460	$6,037
Add back: Interest expense on debentures (net of tax)	4,613	4,472
Net income used for diluted earnings per share	11,073	10,509

Basic income per share	$0.07	$0.06
Diluted income per share	$0.07	$0.06

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2017 and 2016.

34

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Stock-Based Compensation

The shareholders of the Company approved the adoption of the STA Holdings Equity Incentive Plan (“EIP”) by STA Holdings in December 2005. The shareholders also approved the initial allotment of Class B common shares available for issuance under the EIP in December 2005, with subsequent approvals of additional allotments in November 2008 and November 2012. Following the Share Exchange described below, the EIP was terminated.

On November 8, 2016, the Company’s shareholders approved two special business items at the Company’s 2016 Annual and Special Meeting of shareholders. The first item related to the approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan will replace the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year. The second item related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for all issued and outstanding

Class B Series Three common shares (the “Share Exchange”). The Share Exchange was expected to happen on or before February 28, 2017. On February 23, 2017, the Company issued 2,282,104 STI common shares in exchange for all of the outstanding Class B Series Three common shares. Following the Share Exchange, all of the outstanding Class B Series Three common shares were cancelled, and the Company owns 100% of the equity securities of STA Holdings.

The Class B Series Three shares which had been granted to management under the STA Holdings EIP were accounted for as a liability upon issuance, as a result of a “put” option they contained. The holders of the Class B Series Three common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares had an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B Series Three common shares granted were fully vested on the grant date. These shares were classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Three common shares were recorded as a component of other (income) expense, in the consolidated statement of operations. Before the shares were redeemed in connection with the Share Exchange on February 23, 2017, the Company recorded an expense of $1.1 million and $1.4 million for the years ended June 30, 2017 and 2016, respectively, associated with the change in fair value on the Class B Series Three common shares, which are recorded as a component of other income, in the consolidated statement of operations, (see Note 12 Equity Risk). The Company recorded $0.6 million and $0.9 million in dividend payments for the years ended June 30, 2017 and 2016, respectively, which are recorded as a component of other (income) expense, in the consolidated statement of operations.

35

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Stock-Based Compensation (continued)

The following tables summarize the Class B Series Three common shares granted, (net of shares withheld for income tax withholding at the election of participants), shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2017
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2016	3,376,699	(1,319,928)	2,056,771
Grants	1,018,114	(362,468)	655,646
Redemptions	(430,313)	-	(430,313)
STI/B3 Share Exchange	(3,964,500)	1,682,396	(2,282,104)
Shares outstanding at June 30, 2017	-	-	-

The Company recognized $5.8 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2017, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 430,313 shares were “put” back to the Company during the year ended June 30, 2017. The Company paid $2.4 million associated with these puts during the year ended June 30, 2017. On February 23, 2017 the Company exchanged all of the remaining Class B Series Three common shares, having an approximate value of $12.8 million (of which $9.3 million was recorded in other current liabilities immediately prior to the exchange) into STI common shares. This exchange was recorded as a non-cash financing activity (see Note 9).

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2016
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211
Grants	1,023,008	(417,536)	605,472
Redemptions	(139,912)	-	(139,912)
Shares outstanding at June 30, 2016	3,376,699	(1,319,928)	2,056,771

The Company recognized $4.0 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2016, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 139,912 shares were “put” back to the Company during the year ended June 30, 2016 for which the Company paid $0.7

36

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Stock-Based Compensation (continued)

million. The fair value of the Class B Series Three common shares outstanding at June 30, 2016 represents a liability of $10.5 million, of which $7.7 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

12. Financial Instruments

The Company’s financial assets and liabilities are as follows:

	As at	As at
	June 30, 2017	June 30, 2016

Cash	$10,964	$7,759
Accounts receivable, net	68,747	63,018
Equity hedge	485	1,114
	$80,196	$71,891
Accounts payable	$1,101	$8,946
Other accrued liabilities	70,467	47,583
Class B Series Three share liability	-	10,449
Long-term debt	291,347	269,672
Conversion right on 6.25% Convertible Debentures	-	190
Other long term liabilities	20,581	19,831
	$383,496	$356,671

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

The equity hedge was measured at fair value using appropriate valuation methodologies which includes using the forward price on the Company’s stock. The fair value of the Class B Series Three common share liability was based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

37

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Financial Instruments (continued)

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2017
	Level 1	Level 2	Level 3	Total
Equity Hedge asset	$-	$485	$-	$485

As at June 30, 2016
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$216	-	$216
Equity hedge asset	-	(1,114)	-	(1,114)
Class B Series Three common share liability	-	10,449	-	10,449
Conversion right on US$ 6.25% Convertible Debentures	-	-	190	190
Net liabilities	$-	$9,551	$190	$9,741

The following tables summarize the changes in the Company’s level 3 financial instrument for the twelve months ended June 30, 2017 and 2016, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the twelve months ended June 30,	2017	2016

Balance at June 30,	$190	$9
Non-cash loss (gain) on conversion feature	(190)	177
FX impact on conversion feature	-	4
Balance at June 30,	$-	$190

38

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Financial Instruments (continued)

The increase in the fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 26.5% from 17.0% in the twelve months ended June 30, 2016.

The Company used a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to a loss of $0.2 million in the consolidated statement of operations for the year ended June 30, 2016.

The Company has exposure to interest rate risk, foreign currency exchange risk, equity risk and credit risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest.

The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company also had in place an interest rate swap for a notional amount of $50.0 million of credit facility borrowings, which matured in February 2017. The swap was not designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap were recorded in the condensed consolidated statement of operations as a component of interest expense. The Company recorded a non cash gain of $0.2 million and $0.1 million for the year ended June 30, 2017 and 2016, respectively, in connection with the changes in fair value of the swap. These amounts are included in the consolidated statement of operations as a component of interest expense. The Company has secured fixed rate financing in the form of its Convertible Debentures.

At June 30, 2017, the Company had $172.1 million in outstanding senior indebtedness (comprised of revolving credit facility borrowings) and $123.3 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2017, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $1.7 million.

39

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Financial Instruments (continued)

Foreign Currency Exchange Risk

The Company has not entered into any hedge arrangement with respect to the principal payments of the Convertible Debentures upon maturity. Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 12.8% of the Company’s consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.1 million on the translation of the Canadian operations into U.S dollars for the year ended June 30, 2017. The Company recorded a loss of $0.1 million for the year ended June 30, 2017 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency loss in the consolidated statements of operations.

Equity Risk

In April 2016, the Company entered into an equity hedge with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares which were outstanding pursuant to the Company’s EIP plan. The Company is in the process of unwinding the equity hedge as the Class B shares are no longer outstanding. Approximately 8% of the shares initiated in connection with the hedge remain outstanding as at June 30, 2017. The equity hedge has not been designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded in the consolidated statement of operations as a component of other income. For the year ended June 30, 2017, the Company recorded a gain of $2.0 million which consisted of both realized gains on the partial liquidation of the hedge as well as changes in the fair market value of the remaining hedge. The Company recorded a non cash gain of $1.1 million for the year ended June 30, 2016, in connection with the changes in fair value of the hedge. All of these amounts are included in the consolidated statement of operations as a component of other income. The value of the equity hedge at June 30, 2017 represents an asset of $0.5 million all of which is recorded in other current assets.

40

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Financial Instruments (continued)

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment were due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company’s history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2017 and 2016.

13. Segment Information

The Company had two reportable segments, a transportation segment and an oil and gas segment. The Company sold all of the oil and gas assets in June 2017. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2017 and 2016:

2017
	Revenues	Property and Equipment (net)	Goodwill
United States	$569,560	$206,476	$107,329
Canada	66,450	24,722	34,125
Total	$636,010	$231,198	$141,454

For the year ended June 30, 2017, the oil and gas segment, which was located in the United States, had revenues of $1.3 million. There was no goodwill associated with this segment.

41

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13. Segment Information (continued)

2016
	Revenues	Property and Equipment (net)	Goodwill
United States	$534,098	$202,055	$107,386
Canada	64,709	26,517	34,283
Total	$598,807	$228,572	$141,669

For the year ended June 30, 2016, the oil and gas segment, which was located in the United States, had revenues of $1.4 million and net oil and gas interests of $5.4 million. There was no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	2017	2016
Revenue
Transportation	$636,011	$598,807
Oil and gas	1,306	1,387
	$637,317	$600,194
Operating earnings (losses)
Transportation	$28,548	$26,733
Oil and gas	(783)	(3,137)
	27,765	23,596
Loss on disposal of oil and gas assets	1,359	-
Unallocated expenses	15,280	14,721
Tax expense	4,666	2,838
Net Income	$6,460	$6,037

Capital Expenditures
Transportation	$34,326	$66,642
Oil and gas	197	375
	$34,523	$67,017

Depreciation, depletion and amortization
Transportation	$49,726	$50,194
Oil and gas	672	967
	$50,398	$51,161

*The oil and gas operating results include impairment charges of $0.2 million and $1.6 million for fiscal years 2017 and 2016, respectively.

42

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $15.4 million and $14.8 million for the years ended June 30, 2017 and 2016, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $41.4 million and $36.8 million for the years ended June 30, 2017 and 2016, respectively. The terms of these and other leases expire at various times through 2023.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility Leases	Vehicle Leases	Total
Year ending June 30,
2018	$16,070	$39,902	$55,972
2019	10,619	35,626	46,245
2020	6,771	29,436	36,207
2021	4,680	18,384	23,064
2022	2,763	8,093	10,856
2023 and thereafter	2,080	71	2,151
Total minimum payments	$42,983	$131,512	$174,495

15. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.7 million and $0.6 million in expenses related to the plan for the year ended June 30, 2017 and 2016, respectively.

16. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company’s insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company’s operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.

43

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

16. Commitments and Contingencies (continued)

As part of collateral agreements supporting its insurance programs, the Company had $1.2 million and $1.0 million of letters of credit outstanding at June 30, 2017 and 2016, respectively and $0.9 million of cash deposits at both June 30, 2017 and 2016, respectively which are included in other assets in the consolidated balance sheet.

Certain of the Company’s contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $72.7 million. There are no collateral requirements for these surety bonds.

17. Additional Financial Information

Select additional financial information consists of the following:

At June 30	2017	2016

Prepaid Expenses
Prepaid Insurance	$12,625	$10,069
Other	4,355	4,261
	$16,980	$14,330

Other Current Assets
Fuel Tax Receivable	$1,482	$2,152
Equity Hedge	485	-
Other	1,918	1,064
	$3,885	$3,216

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$12,302	$8,914
Dividends Payable	13,877	13,480
Insurance	13,525	11,630
Wages and Benefits	6,664	8,729
Class B Shares	-	7,681
Taxes Payable	1,315	1,586
Deferred Revenue	577	621
Accrued Fixed Assets	17,194	306
Other	5,013	2,317
	$70,467	$55,264

Other Liabilities
Insurance	$19,025	$18,522
Other	1,556	2,026
	$20,581	$20,548

44

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

18. Subsequent Events

On August 23, 2017, the Company closed its acquisition of all of the outstanding common stock of Annapolis Bus Company, Inc. and Towne Transport LLC, (“Annapolis”) located in Annapolis, Maryland for approximately $10.0 million, consisting of $8.5 million in cash $0.5 million in deferred payments and $1.0 million in common stock.

45